Mail Stop 3561

August 10, 2009

By Facsimile and U.S. Mail

Mr. Claudio Galeazzi
Chief Executive Officer
Companhia Brasileira de Distribuicao S.A.
Avenida Brigadeiro Luiz Antonio, no. 3,142
01402-901 Sao Paulo, SP, Brazil

> **Re:**   **Companhia Brasileira de Distribuicao S.A.**
> **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 23, 2009**
> **File No. 001-14626**

Dear Mr. Galeazzi:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a June 16, 2009 announcement of the Global Markets Direct Financial Deals Tracker which states that you, Wal-Mart Stores Inc. and Carrefour S.A. plan to acquire the Brazilian supermarket operator, Sonda Supermercados Exportacao e Importacao Ltda. We also note that this information has not been disclosed in your Form 20-F or in a Form 6-K. Please explain to us why you have determined that it is not necessary or appropriate to disclose this information in a U.S. public filing or confirm that this information will be so disclosed.

Cover Page

2. Please revise your cover page to include the name, telephone, e-mail and/or facsimile number and address of a contact person at the company. Refer to Form 20-F.

3. We note that on the cover page you have indicated that your financial statements are prepared in accordance with U.S. GAAP; however, it appears that your financial statements have been prepared in accordance with Brazilian GAAP and contain a reconciliation to U.S. GAAP. Therefore, please revise your cover page to check the box indicating that your financial statements have been prepared by a means "Other" than U.S. GAAP or the International Financial Reporting Standards, or explain to us why that is inappropriate.

Item 3. Key Information, page 4

Item 3D. Risk Factors, page 9

4. Please consider the advisability of including risk factors that address:

- the competitive and consolidating nature of your industry;
- the manner in which changes in interest rates, foreign exchange rates and other market factors have affected and will continue to affect your business; and
- the manner in which your business earnings, financial condition, liquidity and ability to obtain credit have been and will continue to be affected by the deterioration of the global economy and ongoing instability in the global financial markets.

Item 5. Operating and Financial Review and Prospects, page 28

Item 5A. Operating Results, page 28

Results of Operations for 2008, 2007 and 2006, page 36

5. Please provide additional information that you use to determine trends and evaluate operating results that would help investors better assess your current and *future* prospects. Quantitative disclosure of the effects of known trends and uncertainties should be provided if reasonably available.

Item 6. Directors, Senior Management and Employees, page 43

Item 6A. Directors and Senior Management, page 43

6. Please revise your disclosure to include the dates of birth or ages of your directors and senior management. Refer to Item 6.A.3 of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 54

Item 7A. Major Shareholders, page 54

7. The table setting forth the capital stock ownership of your major shareholders seems to indicate that your directors and officers, as a group, do not own any of your common stock. However, you state in "Item 6E. Share Ownership" that your directors and executive officers, individually and as a group, own less than 1% of your common stock, which suggests that they do own some amount of common stock. Please revise to clarify.

Item 9. The Offer and Listing, page 62

Item 9A. Offer and Listing Details, page 62

8. Please revise your disclosure to include the annual high and low market prices of your preferred shares and ADS's for 2007 and 2008. Refer to Item 9.A.4(a) of Form 20-F.

Item 15. Controls and Procedures, page 91

9. Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15(d) of Form 20-F. Please consider including this disclosure in your future filings.

Exhibits

10. Please file as an exhibit the Consultancy Agreement between you and Galeazzi & Associates relating to the implementation of a restructuring plan to improve the Sendas Association's operational performance in Rio de Janeiro state.

Consolidated Financial Statements

10. Investments, page F-39

11. We note that you filed audited consolidated financial statements for your investment in Miravalles for the periods ended December 31, 2007 and 2006 in your 2007 Form 20-F. Please advise why these financial statements were not also filed with your 2008 Form 20-F, or revise.

26. Summary of differences between Brazilian GAAP and U.S. GAAP applicable to the Company, page F-81

c) Sendas Distribuidora, page F-89

12. We read your disclosure on page F-99 regarding the additional 14.86% equity interest you acquired in Sendas Distribuidora in 2008 and we note you now own 57.43% subsequent to the exercise of the AIG put option. Please explain to us why this increase in equity did not necessitate consolidation of Sendas Distribuidora under US GAAP. Please summarize for us your US GAAP accounting analysis which supported continued accounting under the equity method for your investment in Sendas Distribuidora. Please be detailed in your response.

i) Put options – AIG, page F-99

13. We note from your disclosure on page F-84 you recorded significant equity method goodwill of 47.4 million reais in connection with your step acquisition of Sendas Distribuidora. Based on your disclosure it would appear the excess of purchase price over carrying value was entirely allocated to goodwill. Please explain whether this was the case as well as your process for determining the fair value of the net assets of the investee. See paragraphs 35-43 of Statement no. 141. We may have further comment.

q) Business segments disclosure, page F-111

14. Reference is made to your response to comment seven of your letter to us dated December 27, 2004, in which you agreed to provide revenue information by groups of similar products pursuant to paragraph 37 of SFAS no 37. In this regard, we do not view pharmacy items, gasoline, appliances, perishable food and non-perishable food items to be similar products. Please advise why this information has not been disclosed, or revise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: CT Corporation, Agent for Service of Process in the United States